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                                               1934 Act Registration No. 1-14418
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2003

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F |X|             Form 40-F [ ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes [ ]                   No |X|


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                .)

================================================================================

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     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.


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     In this report on Form 6-K, unless the context indicates or otherwise requires, references to "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. ("SK Telecom") and its consolidated subsidiaries.

     This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Those statements include, among other things, the discussions of our business outlook and expected performance as well as other statements that are not historical facts. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.


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Report to the Korea Stock Exchange pursuant to the Fair Disclosure Rule of Korea


     The following statements contain current estimates and projections for 2003 reflecting management's judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by these forward-looking statements. These forward-looking information were based on various factors and were derived utilizing numerous assumptions. Some of the assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking information are identified below.

1.   CAPITAL EXPENDITURE FOR 2003

     SK Telecom estimates that it will spend approximately KRW 1.95 trillion for capital expenditures in 2003 for a range of projects, including the expansion and investment of SK Telecom's wireless networks and investments in its Internet-related businesses. SK Telecom's current estimate includes KRW 174 billion used for capital expenditures in the first quarter of 2003. SK Telecom's currently planned capital expenditures for 2003 have been reduced by approximately KRW 540 billion compared to SK Telecom's previous estimate of approximately KRW 2.49 trillion which was announced in its report on Form 6-K filed with the United States Securities and Exchange Commission (the "SEC") on February 12, 2003.

     SK Telecom's currently planned capital expenditures for 2003 consist of the following principal items:

     o    CDMA Network (2G Network) - KRW 140 billion;
     o    CDMA 1xRTT Network (2.5G Network) - KRW 710 billion;
     o    W-CDMA Network (3G Network) - KRW 250 billion;
     o    Wireless Internet - KRW 210 billion;
     o    Others (including land and buildings) - KRW 500 billion; and
     o    Marketing - KRW 140 billion.

     SK Telecom is planning to commence provision of W-CDMA services limited to Seoul by the end of 2003. The actual timing of construction of SK Telecom's W-CDMA network will be affected by several factors, including the progress of dual band/dual mode handset development, adoption of EV/DO service, regulatory decisions and the competitive landscape in the Korean wireless market.

     In addition to the delay in the commencement of nationwide provision of W-CDMA services described above, the balance of the decrease in SK Telecom's estimated capital expenditures from its previously announced projection is principally as a result of the following factors, among others:


     o a decrease in planned investment in SK Telecom's CDMA network (2G network) to expand SK Telecom's 2G network to newly developed residential areas; and

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     o    a decrease in projected investments in marketing relating to SK
          Telecom's marketing information technology infrastructure (such as investment in our billing system) and SK Telecom's distribution network.

SK Telecom's overall levels of capital spending and its allocation of capital expenditures among projects are subject to many uncertainties, including uncertainties about the timing, cost and demand for its services. SK Telecom may also increase, reduce or suspend its planned capital expenditures in response to market conditions or for other reasons.

Additional Factors

     In addition to the foregoing assumptions, important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements included in this report include:

     o the effects of competition in the Korean wireless market, including the possible introduction of new competitive services or technologies by our competitors;

     o the costs and business risks associated with providing new services and entering new markets necessary to provide wireless services;

     o any adverse change in the ratings afforded our debt securities by ratings agencies;

     o the ability of SK Telecom to continue to attract and retain wireless subscribers;

     o the ability of SK Telecom to improve its profitability and reduce its cash requirements;

     o    uncertainties related to SK Telecom's strategic investments;

     o the impact of any unusual items resulting from ongoing evaluations of SK Telecom's business strategies;

     o the possible impact of changes in political, economic or other factors such as monetary policy, legal and regulatory changes, or other external factors over which SK Telecom has no control; and

     o other risks disclosed from time to time in SK Telecom's filings with the SEC.

     You should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date of this report. SK Telecom is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this report. SK Telecom provides a detailed discussion of risk factors in periodic SEC filings, including its Form 20-F, and you are encouraged to review these filings.


2.   ACQUISITION OF SHARES BY US

     We plan to acquire approximately 3% of our outstanding common stock through open-market purchases on the Korea Stock Exchange by the end of the third quarter in 2003 for the purpose of a reduction capital. We currently expect to announce specific


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details of our plan to acquire our shares by the end of June 2003. We may at our sole discretion change our current plan concerning the acquisition of our shares in response to market conditions or for other reasons.

3.   COMPLETION OF MERGER WITH SK IMT

     On April 30, 2003, the Ministry of Information and Communication (the "MIC") approved the proposed merger of SK IMT Co., Ltd. ("SK IMT") into SK Telecom. The MIC has imposed certain conditions to its approval of the merger to ensure fair competition and customer protection, which includes requiring SK Telecom to commence provision of IMT-2000 service based on W-CDMA network in Korea using 2x20 MHz of spectrum in the 2GHz band by the end of 2003. We do not believe that our efforts to meet the MIC's conditions to our merger of SK IMT will restrict our future business activities.

     On May 1, 2003, we completed the merger of SK IMT into SK Telecom. We effected the merger of SK IMT into SK Telecom by means of a "small scale" merger which required the approval of SK IMT's shareholders, but not those of SK Telecom. Under the terms of the merger plan, each SK IMT share was assigned a value of Won 27,400 and each SK Telecom share was assigned a value of Won 243,000. Accordingly, each outstanding SK IMT share (excluding SK IMT shares owned by SK Telecom and dissenting shareholders) was converted into 0.11276 shares of SK Telecom's common stock. As a result, the interests of SK IMT's shareholders (excluding SK Telecom and dissenting shareholders) were converted into an aggregate of 126,276 shares of newly issued SK Telecom's common stock, or approximately 0.15% of our total outstanding shares.

4.   TRANSACTIONS WITH SK GLOBAL

     We intend to continue to conduct business with our affiliate, SK Global Co., Ltd. ("SK Global"), so long as such business activities are in the ordinary course of business and are conducted transparently. However, we intend not to provide any unlawful or irregular financial or other assistance to SK Global to normalize SK Global's business conditions.

5.   CHANGE IN THE COMPANY'S CERTIFYING ACCOUNTANT

     Effective April 7, 2003, the Company dismissed Ahn Kwon & Co, a member firm of Deloitte Touche Tohmatsu ("Ahn Kwon"), as its independent accountants and engaged Deloitte & Touche LLC (Hana), a member firm of Deloitte Touche Tohmatsu ("D&T (Hana)"), as its new independent accountants. The decision to replace Ahn Kwon with D&T (Hana) as the Company's principal independent accountants was made by the Audit Committee of the Company on February 20, 2003 as a result of the expiration of the Company's engagement contract with Ahn Kwon. The Audit Committee's appointment of D&T (Hana) was reported to the Company's shareholders at the Company's annual general meeting of shareholders on March 14, 2003.



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     The reports of Ahn Kwon on the financial statements for the Company's two most recent fiscal years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

     During the Company's two most recent fiscal years, there were no disagreements with Ahn Kwon on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ahn Kwon would have caused them to make reference thereto in their reports on the financial statements for such years. During the Company's two most recent fiscal years, there were no "reportable events" as defined by Item 304(a)(1)(v) of Regulation S-K.

     Neither the Company nor anyone on its behalf has consulted with D&T (Hana) during the Company's two most recent fiscal years, or any subsequent interim period, prior to its engagement of D&T (Hana).


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             SK TELECOM CO., LTD.



                                             By: /s/ Sung Hae Cho
                                             -----------------------------------
                                             Name:  Sung Hae Cho
                                             Title: Vice President IR Office



Date: May [14], 2003



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